UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Technology Chosen for World’s Fastest Connected Car

BLOODHOUND Supersonic Car engineered with Sierra Wireless LTE modules and gateways to feed live data and video at 1,000 mph (1,600 km/h)

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 1, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things, today announced it is providing state-of-the-art wireless connectivity to the BLOODHOUND Supersonic Car (SSC). This unique car, which will travel faster than a bullet, uses the same connected car technology that Sierra Wireless is providing to transform the next generation of automobiles worldwide.

Utilizing Sierra Wireless AirPrime® LTE embedded modules, AirLink® gateways, management services and technical support, the BLOODHOUND car will be able to send and receive critical data, including live streaming video feeds during its test runs in the UK and the subsequent attempts at the world land speed record in South Africa.

The current record stands at 763.035 mph and was set by BLOODHOUND SCC driver Andy Green in 1997. The BLOODHOUND Team is aiming to raise the world land speed record to 1,000 mph and inspire the next generation of scientists and engineers.

“We’re extremely proud to be helping the BLOODHOUND Project with its world land speed record challenge,” said Philippe Guillemette, CTO, Sierra Wireless. “Like BLOODHOUND, we share an enthusiasm for promoting innovation and collaboration between teams of engineers to break barriers. As more and more connected cars run on our roads worldwide, it’s fitting that the world’s fastest car will use the same core wireless connectivity that’s powering connected car applications and services in more conventional vehicles.”

“The primary objective of the BLOODHOUND Project is to inspire the next generation to get involved in science and engineering,” said BLOODHOUND Project Director Richard Noble. “To do that we need to deliver the best possible live footage from the car even as it breaks the sound barrier, and we wouldn’t be able to achieve this without the cutting-edge connected car technology and support from Sierra Wireless.”

In order to provide live data feeds from the car as it travels at extremely high speeds at and above the speed of sound, a custom LTE/4G wireless network was created for the project. In addition to collecting valuable vehicle data, the system will provide a live video feed from the car that can be watched by students in schools worldwide with the goal of getting more young people interested in engineering and science.

Note to Editors

Visitors to Mobile World Congress 2017, Feb 27 – Mar 2, in Barcelona, Spain, will have the opportunity to drive the BLOODHOUND SSC simulator and experience moving at the speed of sound, in Sierra Wireless’ booth in the GSMA Innovation City, Hall 4, Stand #4A30.

About Sierra Wireless Automotive Solutions

Sierra Wireless is the market leader in automotive machine-to-machine (M2M) communications, with more than a decade of experience and 10 million automotive-grade wireless modules shipped worldwide. Sierra Wireless provides an end-to-end connected car solution with intelligent embedded modules and software integrated with cloud and connectivity services to securely retrieve, store, analyze, and integrate data from on-board sensors. For more information, visit: https://www.sierrawireless.com/applications/automotive-and-transport/automotive.

For more information about BLOODHOUND SCC visit: http://www.bloodhoundssc.com/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirPrime” and “AirLink” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Public Relations
Kim Homeniuk, 604-233-8028
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 1, 2017